SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND
RULE 13e-3 THEREUNDER

(Amendment No. 3)

EDCI Holdings, Inc.
(Name of the Issuer)

EDCI Holdings, Inc.
(Names of Person(s) Filing Statement)

Common Stock, $0.02 par value
(Title of Class of Securities)

268315108
(CUSIP Number of Class of Securities)

David P. Hooper, Esq.
Barnes & Thornburg LLP
11 S. Meridian Street
Indianapolis, Indiana 46204
(317) 231-7333
(Name, Address, and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):
a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing fee is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$2,064,000	$413

*
Estimated maximum price to be paid in lieu of issuance of fractional shares of common stock to persons who would hold less than one whole share of common stock of record after the proposed reverse stock split and based on an amount per share equal to the product obtained by multiplying (a) $3.44, by (b) the total number of shares of common stock owned by all such stockholders of record immediately prior to the reverse stock split.

**	Determined pursuant to Rule 0-11(b)(1) as $2,064,000, multiplied by 0.0002.

☒  Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$413

Form or Registration No.:	Schedule 13E-3, File No. 005-39230

Filing Party:	EDCI Holdings, Inc.

Date Filed:	August 18, 2010

INTRODUCTION

This Amendment No. 3 amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed by EDCI Holdings, Inc., a Delaware corporation (the “Company”), on August 18, 2010 in connection with a proposed transaction to deregister the Company’s shares of common stock, $0.02 par value per share, under the federal securities laws and to delist such shares of common stock from the NASDAQ Capital Market.  At a special meeting of stockholders, the Company’s stockholders will vote on whether to adopt amendments to the Company’s Certificate of Incorporation to effect a 1-for-1,400 reverse stock split to be immediately followed by a 1,400-for-1 forward stock split of the Company’s common stock.

This Schedule 13E-3 is being filed with the Securities and Exchange Commission concurrently with the filing of the Company’s definitive proxy statement on Schedule 14A pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended.  The information contained in the proxy statement is hereby expressly incorporated by reference and the responses to each item are qualified in their entirety by reference to the information contained in the proxy statement.

All parenthetical references under the various Items contained in this Schedule 13E-3 are references to the corresponding Items contained in Regulation M-A under the Exchange Act.

TRANSACTION STATEMENT

Item 1.   Summary Term Sheet.  (Reg. M-A Item 1001)

The information set forth in the proxy statement under the captions “Summary Term Sheet” and “Questions and Answers About the Split Transaction and the Special Meeting” is hereby incorporated by reference herein.

Item 2.   Subject Company Information.  (Reg. M-A Item 1002)

(a)           Name and Address.  The name of the subject company is EDCI Holdings, Inc., a Delaware corporation.  The Company’s principal executive offices are located at 11 E. 44th Street, Suite 1201, New York, New York 10018.  The Company’s telephone number is (646) 401-0084.

(b)           Securities.  The subject class of equity securities to which this Schedule 13E-3 relates is the Company’s common stock, $0.02 par value per share, of which 6,730,099 shares were outstanding as of September 30, 2010.

(c)           Trading Market and Price.  The information set forth in the proxy statement under the caption “Market Price of EDCI Common Stock and Dividend Information” is hereby incorporated by reference herein.

(d)           Dividends.  The information set forth in the proxy statement under the caption “Market Price of EDCI Common Stock and Dividend Information” is hereby incorporated by reference herein.

(e)           Prior Public Offerings.  The Company has not made an underwritten public offering of its common stock for cash during the three years preceding the date of the filing of this Schedule 13E-3.

(f)           Prior Stock Purchases.  The information set forth in the proxy statement under the caption “Security Ownership of Certain Beneficial Owners and Management – Stock Repurchases” is hereby incorporated by reference herein.

Item 3.   Identity and Background of Filing Person.  (Reg. M-A Item 1003(a)-(c))

(a)           Name and Address.  The filing person, the Company, is also the subject company, with its address and telephone number as provided in Item 2(a) above.  The name of each of the Company’s directors and executive officers is as follows:

Board of Directors
Clarke H. Bailey, Chairman
Peter W. Gilson
David A. Sandberg
Ramon D. Ardizzone
Cliff O. Bickell

Executive Officers
Clarke H. Bailey – Chief Executive Officer and Chairman of the Board
Matthew K. Behrent – Executive Vice President, Corporate Development
Roger J. Morgan – Consultant to EDC
Kyle E. Blue – Treasurer (Principal Financial Officer)

The address of each director and executive officer of the Company is c/o EDCI Holdings, Inc., 11 E. 44th Street, Suite 1201, New York, New York 10018.

(b)           Business and Background of Entities.  Not applicable.

(c)           Business and Background of Natural Persons.  The information set forth in the proxy statement under the caption “Directors and Executive Officers” is hereby incorporated by reference herein.

Item 4.   Terms of the Transaction.  (Reg. M-A Item 1004(a) and (c)-(f))

(a)           Material Terms.  The information set forth in the proxy statement under the captions “Summary Term Sheet,” “The Special Meeting of EDCI’s Stockholders – Vote Required for Approval,” “Proposal 1: The Split Transaction,” “Special Factors – Overview of the Split Transaction,” “– Background of the Split Transaction,” “– Reasons for the Split Transaction,” “– Fairness of the Split Transaction,” “– Effects of the Split Transaction on Affiliates,” “– Structure of the Split Transaction,” “– Effects of the Split Transaction on the Company,” “– Material Federal Income Tax Consequences of the Split Transaction,” and “– Accounting Treatment” is hereby incorporated by reference herein.

(c)           Different Terms.  The information set forth in the proxy statement under the captions “Special Factors – Overview of the Split Transaction,” “– Fairness of the Split Transaction,” “– Effects of the Split Transaction on Affiliates,” “– Structure of the Split Transaction,” “– Effects of the Split Transaction on the Company,” and “– Material Federal Income Tax Consequences of the Split Transaction” is hereby incorporated by reference herein.

(d)           Appraisal Rights.  The information set forth in the proxy statement under the caption “Special Factors – Appraisal or Dissenters’ Rights” is hereby incorporated by reference herein.

(e)           Provisions for Unaffiliated Security Holders.  The information set forth in the proxy statement under the caption “Special Factors – Fairness of the Split Transaction – Procedural Fairness” is hereby incorporated by reference herein.

(f)           Eligibility for Listing or Trading.  Not applicable.

Item 5.   Past Contacts, Transactions, Negotiations and Agreements.  (Reg. M-A Item 1005(a)-(c) and (e))

(a)           Transactions.  The information set forth in the proxy statement under the caption “Special Factors – Interests of Certain Persons in the Split Transaction” is hereby incorporated by reference herein.

(b)           Significant Corporate Events.  The information set forth in the proxy statement under the caption “Summary Term Sheet – The Company” is hereby incorporated by reference herein.

(c)           Negotiations or Contacts.  The information set forth in the proxy statement under the captions “Summary Term Sheet – The Company” and “Special Factors – Background of the Split Transaction” is hereby incorporated by reference herein.

(e)           Agreements Involving the Subject Company’s Securities.  The information set forth in the proxy statement under the caption “Special Factors – Interests of Certain Persons in the Split Transaction” is hereby incorporated by reference herein.  In addition, certain of the directors and executive officers of the Company hold stock options to purchase shares of the Company’s common stock.  Information concerning these stock options is incorporated by reference to “Security Ownership of Certain Beneficial Holders and Management” in the proxy statement.

Item 6.   Purposes of the Transaction and Plans or Proposals.  (Reg. M-A Item 1006(b) and (c)(1)-(8))

(b)           Use of Securities Acquired.  The information set forth in the proxy statement under the caption “Special Factors – Accounting Treatment” is hereby incorporated by reference herein.

(c)           Plans.

(1)           The information set forth in the proxy statement under the captions “Summary Term Sheet – The Company,” “Special Factors – Background of the Split Transaction,” “– Fairness of the Split Transaction,” and “– Effects of the Split Transaction on the Company” is hereby incorporated by reference herein.

(2)           The information set forth in the proxy statement under the caption “Special Factors – Background of the Split Transaction” is hereby incorporated by reference herein.

(3)           The information set forth in the proxy statement under the caption “Special Factors – Effects of the Split Transaction on the Company” is hereby incorporated by reference herein.

(4)           The information set forth in the proxy statement under the caption “Special Factors – Effects of the Split Transaction on the Company – Plans or Proposals” is hereby incorporated by reference herein.

(5)           The information set forth in the proxy statement under the captions “Summary Term Sheet – The Company,” “Special Factors – Background of the Split Transaction,” and “– Effects of the Split Transaction on the Company” is hereby incorporated by reference herein.

(6)           The information set forth in the proxy statement under the captions “Special Factors – Fairness of the Split Transaction” and “– Effects of the Split Transaction on the Company” is hereby incorporated by reference herein.

(7)           The information set forth in the proxy statement under the captions “Special Factors – Fairness of the Split Transaction” and “– Effects of the Split Transaction on the Company” is hereby incorporated by reference herein.

(8)           The information set forth in the proxy statement under the captions “Special Factors – Fairness of the Split Transaction” and “– Effects of the Split Transaction on the Company” is hereby incorporated by reference herein.

Item 7.   Purposes, Alternatives, Reasons and Effects.  (Reg. M-A Item 1013)

(a)           Purposes.  The information set forth in the proxy statement under the captions “Special Factors – Background of the Split Transaction” and “– Reasons for the Split Transaction” is hereby incorporated by reference herein.

(b)           Alternatives.  The information set forth in the proxy statement under the captions “Special Factors – Background of the Split Transaction,” “– Fairness of the Split Transaction,” and “– Effects of the Split Transaction on the Company” is hereby incorporated by reference herein.

(c)           Reasons.  The information set forth in the proxy statement under the captions “Special Factors – Background of the Split Transaction,” “– Reasons for the Split Transaction,” “– Fairness of the Split Transaction,” and “– Structure of the Split Transaction” is hereby incorporated by reference herein.

(d)           Effects.  The information set forth in the proxy statement under the captions “Special Factors – Overview of the Split Transaction,” “– Fairness of the Split Transaction,” “– Effects of the Split Transaction on Affiliates,” “– Effects of the Split Transaction on the Company,” “– Interests of Certain Persons in the Split Transaction,” and “– Material Federal Income Tax Consequences of the Split Transaction” is hereby incorporated by reference herein.

Item 8.   Fairness of the Transaction.  (Reg. M-A Item 1014)

(a)           Fairness.  The information set forth in the proxy statement under the captions “Special Factors – Background of the Split Transaction,” “– Reasons for the Split Transaction,” “– Fairness of the Split Transaction,” “– Recommendation of the Special Committee,” and “– Recommendation of the Board of Directors” is hereby incorporated by reference herein.

(b)           Factors Considered in Determining Fairness.  The information set forth in the proxy statement under the captions “Special Factors – Background of the Split Transaction,” “– Reasons for the Split Transaction,”

“– Fairness of the Split Transaction,” and “– Fairness Opinion of Financial Advisor” is hereby incorporated by reference herein.

(c)           Approval of Security Holders.  The information set forth in the proxy statement under the captions “The Special Meeting of EDCI’s Stockholders – Vote Required for Approval” and “Special Factors – Fairness of the Split Transaction – Procedural Fairness” is hereby incorporated by reference herein.

(d)           Unaffiliated Representative.  The information set forth in the proxy statement under the captions “Special Factors – Background of the Split Transaction” and “– Fairness of the Split Transaction – Procedural Fairness” is hereby incorporated by reference herein.

(e)           Approval of Directors.  The information set forth in the proxy statement under the captions “Special Factors – Background of the Split Transaction,” “– Fairness of the Split Transaction – Procedural Fairness,” and “– Recommendation of the Special Committee” is hereby incorporated by reference herein.

(f)           Other Offers.  The information set forth in the proxy statement under the caption “Special Factors – Effects of the Split Transaction on the Company – Plans or Proposals” is hereby incorporated by reference herein.

Item 9.   Reports, Opinions, Appraisals and Negotiations. (Reg. M-A Item 1015)

(a)           Report, Opinion or Appraisal.  The information set forth in the proxy statement under the captions “Special Factors – Background of the Split Transaction,” “– Fairness of the Split Transaction,” and “– Fairness Opinion of Financial Advisor” is hereby incorporated by reference herein.

(b)           Preparer and Summary of the Report, Opinion or Appraisal.  The information set forth in the proxy statement under the captions “Special Factors – Background of the Split Transaction,” “– Fairness of the Split Transaction,” and “– Fairness Opinion of Financial Advisor” is hereby incorporated by reference herein.

(c)           Availability of Documents.  The full text of the fairness opinion of Coady Diemar Partners, LLC (“Coady Diemar”) dated July 22, 2010 is attached as Appendix B to the proxy statement.  The fairness opinion of Coady Diemar is also available for inspection and copying during regular business hours at the Company’s principal executive offices located at 11 E. 44th Street, Suite 1201, New York, New York 10018.

Item 10.  Source and Amounts of Funds or Other Consideration.  (Reg. M-A Item 1007)

(a)           Source of Funds.  The information set forth in the proxy statement under the captions “Special Factors – Effects of the Split Transaction on the Company – Financial Effects of the Split Transaction” and “Special Factors – Financing of the Split Transaction” is hereby incorporated by reference herein.

(b)           Conditions.  Not applicable.

(c)           Expenses.  The information set forth in the proxy statement under the captions “Special Factors – Fees and Expenses” is hereby incorporated by reference herein.

(d)           Borrowed Funds.  Not applicable.

Item 11.  Interest in Securities of the Subject Company. (Reg. M-A Item 1008)

(a)           Securities Ownership.  The information set forth in the proxy statement under the caption “Security Ownership of Certain Beneficial Owners and Management” is hereby incorporated by reference herein.

(b)           Securities Transactions.  Within the past 60 days, none of the Company, any pension, profit-sharing, or similar plan of the Company, the directors, executive officers, or subsidiaries of the Company, or any of their associates or affiliates have effected any transaction in the Company’s common stock.

Item 12.  The Solicitation or Recommendation.  (Reg. M-A Item 1012(d) and (e))

(d)           Intent to Tender or Vote in a Going-Private Transaction.  The information set forth in the proxy statement under the captions “The Special Meeting of EDCI’s Stockholders – Vote Required for Approval” and “Special Factors – Effects of the Split Transaction on Affiliates” is hereby incorporated by reference herein.

(e)           Recommendations of Others.  The information set forth in the proxy statement under the caption “Special Factors – Effects of the Split Transaction on Affiliates” is hereby incorporated by reference herein.

Item 13.  Financial Statements.  (Reg. M-A Item 1010(a)-(b))

(a)           Financial Information.  The information set forth in the proxy statement under the captions “Selected Historical and Pro Forma Financial Data” and “Incorporation by Reference” is hereby incorporated by reference herein.

(b)           Pro Forma Information.  The information set forth in the proxy statement under the caption “Selected Historical and Pro Forma Financial Data” is hereby incorporated by reference herein.

Item 14.  Persons/Assets, Retained, Employed, Compensated or Used.  (Reg. M-A Item 1009)

(a)           Solicitations or Recommendations.  The information set forth in the proxy statement under the caption “The Special Meeting of EDCI’s Stockholders – Solicitation of Proxies; Expenses of Solicitation” is hereby incorporated by reference herein.

(b)           Employees and Corporate Assets.  The information set forth in the proxy statement under the caption “The Special Meeting of EDCI’s Stockholders – Solicitation of Proxies; Expenses of Solicitation” is hereby incorporated by reference herein.

Item 15.  Additional Information.  (Reg. M-A Item 1011(b))

(b)           Other Material Information.  The information set forth in the proxy statement, including all appendices attached thereto, is hereby incorporated by reference herein.

Item 16.  Exhibits.  (Reg. M-A Item 1016(a)-(d), (f), and (g))

(a)
Notice of Special Meeting of Stockholders and Definitive Proxy Statement of the Company, together with proxy card (incorporated by reference to the Company’s Schedule 14A filed by the Company on October 12, 2010)

(b)	Not applicable.
(c)	Fairness Opinion of Coady Diemar Partners, LLC dated July 22, 2010 (incorporated by reference to Appendix B of the Company’s Schedule 14A filed by the Company on October 12, 2010)
(d)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: October 12, 2010	EDCI HOLDINGS, INC.

	By:	/s/ Matthew K. Behrent
Matthew K. Behrent Executive Vice President, Corporate Development

EXHIBIT INDEX

Exhibit No.	Description
(a)
Notice of Special Meeting of Stockholders and Definitive Proxy Statement of the Company, together with proxy card (incorporated by reference to the Company’s Schedule 14A filed by the Company on October 12, 2010)

(b)	Not applicable.
(c)	Fairness Opinion of Coady Diemar Partners, LLC dated July 22, 2010 (incorporated by reference to Appendix B of the Company’s Schedule 14A filed by the Company on October 12, 2010)
(d)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.